Offering Statement for
D. R. Cocktails LLC
("Damn Right Cocktails," "we," "our," or the "Company")

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Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   D. R. Cocktails LLC

   132 28th Street

   Hermosa Beach, CA 90254

Eligibility

2. **The following are true for D. R. Cocktails LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Scott Naccarato

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/03/2023	Present	Damn Right Cocktails	Board of Directors
05/01/2022	Present	Blenheim Pickwick Venture Partners	Principal & Co-Founder
08/01/2020	06/01/2021	Rritual	Vice President of Sales
02/01/2020	08/01/2020	Naked Natural Foods	Vice President of Sales

Short Bio: Scott Naccarato is a CPG expert who has been in the industry for over 15 years. In his former roles at Nutiva, Scott assisted in pioneering the Organic MCT Oil category taking advantage of the growing Ketogenic dietary trend and played a major role in category growth of Organic Coconut Oil and other healthy fats, plant-based proteins and nutraceuticals. He has cultivated many valuable relationships, held senior executive roles at rapidly growing companies and his data-oriented approach to revenue generation has led to sustained double digit year-over-year growth for all brands he has been a part of which include Nutiva, Rritual Superfoods, Naked Natural Foods/Naked Coconuts and Nexe Innovations. Scott has a vast understanding of public company operations and is well versed in both private and public corporate strategies. Scott now runs a CPG accelerator called Blenheim Pickwick Venture Partners Inc., where he helps take emerging brands to the next level. LinkedIn: https://www.linkedin.com/in/scott-n-5ab642a5/

Name
Gabrielle Fitzpatrick

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/09/2020	Present	Damn Right Cocktails	Founder & CEO
05/01/2020	12/01/2020	Hy Max Building Corp	Assistant Project Manager

Short Bio: At age 25, Gabrielle became the youngest woman to launch an RTD company. Her passion for entrepreneurship and leadership began during her time at Boston College where she held positions in the Undergraduate Government. Her hobbies involved bartending, which is where she first realized the multi-billion dollar Tequila market was ignoring women. Upon graduation from BC in 2017, she ventured into the corporate world where she successfully helped organize and execute 30+ conferences in the pharmaceutical industry, hosting companies that include Pfizer, Abbott and AbbVie. She has an ability to garner effective relationships with her clients, often referred to as the 'glue' across multiple teams of production. LinkedIn: https://www.linkedin.com/in/gabrielle-fitzpatrick/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Gabby Fitzpatrick

Securities:	8,400,000
Class:	Preferred Units
Voting Power:	94.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Overview Since they were introduced to the market in 2016, malt-based ready-to-drink (RTD) products like White Claw and Truly have become a mainstay of the beverage industry. However, sales among these brands are slowing because consumers prefer spirit-based, high-quality products with real ingredients, flavors and taste. According to a study performed by the Distilled Spirits Council in September 2022, 86% of alcohol buyers (RTD drinkers and non-RTD drinkers) agree that spirits-based RTDs need to be more accessible. Consumers want a spirit-based product like Damn Right Cocktails that possesses an overall premium composition. Among these consumers, 60% are Millennial women, but this group has thus far been ignored because she wants a tequila-based, high-quality, organic brand that tastes great and aligns with her values. No brand on the market gave the Millennial woman exactly what she wanted in a spirits product, until now. Damn Right Cocktails made a spirit product for the modern metropolitan woman: a tequila-based, great-tasting, low calorie, low ABV, USDA Certified Organic canned cocktail, that also gives back. More importantly, the brand inspires and excites its consumer, encouraging her to live boldly and not give a Damn! Product Summary Damn Right Cocktails offers its consumers a product unlike anything on the market: the world's first USDA certified organic, 100% de Agave Tequila ready-to-drink cocktail. These cocktails are gluten free, only 5% ABV, low sugar, low carbs and only 110-130. They are made authentically in Jalisco, Mexico with organic 100% de Agave Blanco Tequila from a family-owned, women-run distillery in the Amatitan Valley called Hacienda de Oro. Each ingredient is natural or organic. There are no added sugars. Just damn good cocktails. The Devil of a Lime is our twist on the classic skinny margarita. It scored 93 points by Blue Lifestyle International, a tasting panel run by Anthony Dias Blue, a James Beard Award Winner. This flavor can be described as a "Pale hazy golden green color. Aromas and flavors of lime cordial and agave nectar with a velvety, vibrant, dryish light-to-medium body and a sleek, interesting, medium-length finish revealing suggestions of sweet melon. A tangy, dry and refreshing seltzer with Margarita vibes." The Son of a Basil is our unique blend of strawberry and tequila with a hint of basil. It won 2022's Best Flavored Spirits Based Hard Seltzer by the Beverage Testing Institute and scored 95 points. This flavor can be described as a "Pale gold color. Aromas of dusty mexican countryside, prickly pear, ripe strawberry, vanilla, and agave nectar with a supple, crisp, dryish light-to-medium body and a refreshing, brisk hints of coconut, banana, and fresh basil finish. A fruity, light, crushable Tequila Soda-like seltzer with both tropical and orchard fruit vibes." Damn Right has plans to expand their product line into a total of four flavors by 2024, then a total of six flavors by 2025. These new flavors will be determined by market trends and consumer demand. Market Size Damn Right Cocktails operates in the alcoholic RTD market, which is growing at a 12% CAGR. Beer, wine and liquor sales in the US totaled $72.5 B at the start of 2022 . RTDs represent 7.7% of that market, which means, RTD's total addressable market (TAM) is $5.6 B. Furthermore, spirit based RTDs are forecast to have a 5.6% CAGR through 2026. Damn Right is currently distributed in CA, CO, CT, MA, MO, NJ, NV, NY, RI and TX. Damn Right plans to expand distribution in 2024 to AZ, Southeast and Northeast, then nationwide in 2025. Looking at the total number of distribution outlets in those states, as well as their average revenue, their serviceable addressable market (SAM) is calculated at $2.81 billion. Damn Right's 5-year average sales number is forecasted to be 152,000 cases, which represents a 0.8% share of the current market. Based on the projection of next year's SAM (using a 12% growth rate), their serviceable obtainable market (SOM) size is $25 million. This market's growth will be fueled by a number of factors. Firstly, tequila sales are growing rapidly. In 2021, US tequila volume was approximately 27 million 9-liter cases with a dollar value of $5.2 billion, and a 5-year revenue

CAGR of 7.9%, high end premium and super-premium tequila make up 6.7 million of those cases, with supplier revenues of just under $2 billion, with a 5-year revenue CAGR of 10%. According to Nielsen, Tequila-based RTDs saw the highest growth at 138 percent in the fall of 2021. Another market fostering Damn Right's growth is the sale of organic products. Almost 30% of 18 to 29-year-olds and 26% of 30 to 49-year-olds prefer buying organic products such as ours. According to Laura Batcha, CEO at the Organic Trade Association, organic is considered mainstream and new organic product development is contributing to a growth in the market. Sales of organic products in the US reached $62 billion in 2020, up 12% from the previous year, according to the 2020 Organic Industry Survey by the OTA. Organic beverages are a $28.94 billion category in 2021 and are projected to grow at a 12.3% CAGR between now and 2026. Competitive Comparison: The current RTD market can be subdivided into three broad categories: malt based hard seltzers, spirit based RTDs and wine based RTDs. Malt Based Hard Seltzers: This is the category that includes the big, fast growing brand names such as White Claw, Truly (who together are 85% of the market), Bon Viv, and Budweiser's Rita series. We are aiming to grab share from this fast-growing category from users who have become dissatisfied with the product because of poor taste perceptions or are seeking a premium and/or organic alternative. These hard seltzer products are made with unreliable ingredients: corn syrup, sodium citrate, and malted rice, contributing to an unappealing nutrition label. Spirit Based Seltzers: In recent years, vodka-based and tequila-based canned beverages have entered the market and risen in popularity. High Noon, a vodka based hard seltzer, accounted for 55% of Drizly's RTD share in 2020, rising from its 13% share in 201911. Cutwater is the other major brand which has seen a big spike in sales (82% growth YOY for the last 52 weeks ended 10/13/20), although only one of its SKUs can be classed as a seltzer. There are very few tequila-based cocktail drinks with a 5% ABV, low calorie count and natural ingredients. A few that exist are Onda, Two Chicks, Ranch Rider Ranchwater, Cazadores, Jose Cuervo and Sauza's Agua Fuerte. Of these, Jose Cuervo and Sauza are widely distributed, as well as having the advantage of a recognized brand name. However, these brands are not premium, so Damn Right would have the advantage of using 100% de agave tequila, as well as being organic and made with natural flavors. Research shows these factors are important to consumers, though the organic factor is particularly important as it attracts people who already purchase organic products. Damn Right's experience at Tres Agaves was that being organic allowed this brand to command a price premium and attract trial. Cazadores has recently launched a 100% de agave tequila based RTD. They too are a well-known brand (though not as well-known as Sauza or Cuervo) and have a more premium reputation. However, Damn Right's organic status still differentiates them (as does their cause focus). Wine-Based RTDs: There are a few wine-based RTDs in the market, but one that might be considered a competitor to Damn Right is Miami Cocktail company that produces a Margarita Spritz agave wine-based product along with a few other flavors. They are currently selling online and have distribution outside of key chains in multiple states. Production & Sourcing: For the production of Damn Right Cocktails, they are subcontracting Co-Packers, a Mexican company with access to facilities that are licensed to produce 100% de Agave Tequila based cocktails. Co-Packers has already worked with a number of brands in the space to produce their products and has a strong relationship with the Consejo Regular de Tequila (CRT), which strictly regulates the production of Tequila. Co-Packers are also able to obtain cans at competitive prices through an established relationship with Ball Corporation, the world's leading provider of aluminum cans. Damn Right also subcontracts A.C. Calderoni, a company that produces Tres Agaves margarita mixes, Trader Joe's private label mixes, Square One RTDs and Lefty O'Douls. A.C. Calderoni worked with Damn Right to develop formulas and is responsible for obtaining raw materials. For the organic tequila, Damn Right establishes pricing and availability with Hacienda de Oro, an Amatitan based distillery. Hacienda de Oro was the distillery that produced Tres Agaves' tequila before they received a license for its own distillery. Distribution: In order to not over-extend the firm's resources, Damn Right's launch focused on the TX and CA markets. These two states represent approximately 20% of the RTD market. In March of 2022, Damn Right expanded into CO, MA and RI where their relationships with distributors and retailers are strong. They chose to launch with smaller, more localized distributors in CO, MA and RI, which proved a successful strategy. While there are alternatives to the traditional distribution model, those alternatives take more investment in terms of "feet on the street" salespeople and managing of logistics. Therefore, their strategy takes on the more "traditional" route using major distributors. Damn Right launched with Republic National Distributing Company (RNDC) in Texas and California in the fall of 2021. RNDC's performance was unsatisfactory in

these states, thus encouraging Damn Right to seek distribution elsewhere for the markets of CO, MA, RI. After launching in March of 2022 with small to mid-sized distributors in these aforementioned three states, Damn Right's performance increased, motivating them to pivot distribution in TX and CA. They launched with Greenlight Distribution in Texas fall of 2022 and 88Spirits in CA in Spring 2023. In Colarado they partnered with New Age Beverages, while in MA and RI with Baystate Wine & Spirits. Both of these mid-size distributors have given the Damn Right brand the time and attention it deserves. In the Spring of 2023, Damn Right launched in NJ, NV, NY and MO. Establishments in all four of these states had a strong interest in bringing the brand to their markets for the summer season. To manage their distributors and undertake sales activations, Damn Right retained Speakeasy Wine & Spirits, a brokerage firm that works with alcohol startups to manage these duties. The firm is staffed by two industry veterans who work alongside Damn Right to leverage their relationships with strategic distributors and retailers. Additionally, Speakeasy has a physical presence in CO and TX, and are frequently working the markets in CA, MA, RI, NJ, NV, NY and MO along with the Founder. Damn Right is currently sold in over 200 independent retailers and chains Total Wine & More, Liquor Depot, Liquor N' More, BevMax and Costco. Their average month-over-month growth since their launch in September 2021 is 125%. In the long term, Damn Right will transition from this model of consultants and brokerage teams to hiring a full-time head of national sales. However, in order to keep overhead low, this strategy provides outsized expertise for the money spent. Marketing Plan: Damn Right's management has worked with influencers in the alcohol space in the past and can leverage these relationships to further the dialogue surrounding their drink. They will partner with influencers to, not only bring attention to their product, but also, garner support in their work with charities and education programs across the country. Influencers frequently use their social media platforms, namely Facebook, Instagram and Twitter, to involve their followers in a campaign or cause they're passionate about. For example, the Body Shop and Cruelty Free International organized the #ForeverAgainstAnimalTesting campaign on Facebook, resulting in a gathering of 8 million signatures and raising awareness about this fight16. Efforts like these are ones Damn Right will create as they build a strong voice and promote social good. At the same time, they will create branded organic content design to generate a community based around both the issues we are seeking to promote, the brand ethos, love of tequila and the occasions for drinking hard seltzers. Sponsored Ads: As part of our need to drive awareness, even just awareness of social media posts, Damn Right will undertake highly targeted advertising on social media platforms. The posts will be targeted based on geography (where they have distribution), past behavior (interest in RTDs, cocktails and more), demographics and other audience insights gathered through 3rd party purchasing data. Their brand will investigate the possibility of placing ads in a variety of trade magazines as a way of alerting distributors to our brands and creating awareness among retailers. In-store Tastings: Getting their product in people's mouths is the fastest way for Damn Right to create sales. Their average converage rate for in-store tastings is currently about 40%, while the industry average is 10%. They're engaging in a market-by-market approach to tastings to support new retail customers, generating trial and word of mouth. Public Relations Mainstream media outlets, RTD review websites, and performance blogs are being targeted to introduce the brand and its benefits. Damn Right Cocktails is engaging in heavy content marketing including viral videos that demonstrate how the drinks are made in order to reel its consumers in and provide a greater connection. Displays: Trade marketing is a key to success in stores. Designing promotions, case cards, displays and other items that allow Damn Right to catch shopper's attention is helping us build the kind of velocity that creates sell through. Financial: Damn Right plans to invest all of their profits back into the business in order to grow and scale over the next 4 years. Their financial projections are based on a number of cases sold compared to relevant competitors in the industry. This is a scale business and the Company's projections read as so. The Company anticipates that the likely exit strategy is an acquisition.

Damn Right Cocktails currently has 4 employees.

Risk Factors

7. **Material factors that make an investment in D. R. Cocktails LLC speculative or risky:**

   1. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.
   2. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
   5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
   6. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the

company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

7. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time.

10. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

11. We may conduct future offerings of our membership units and pay debt obligations with our membership units, which may diminish our investors' pro rata ownership and depress the market value of our membership units. We reserve the right to make future offers and sales, either public or private, of our securities, including our membership units or securities convertible into membership units at prices differing from the price of the membership units previously issued. In the event that any such future sales of securities are affected or we use our securities to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

12. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

13. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

14. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by independent accountants. These projections are based on assumptions that the management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

D. R. Cocktails LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $255,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The largest expense is the next production run. We plan to use this inventory for distribution into new markets. Our sales team costs approximately $4,000/month. We are hoping to add another sales member to this team in the next six months depending on cash flow. Office and business expenses includes our online store, insurance, permits and licensing, and any other overhead costs. Our warehousing is about $1,600/month and my shipping costs average out to about $500/month. We plan to increase our marketing and advertising spend in order to build our brand awareness; because of this, we plan for marketing & advertising to be our next largest expense. Distributor fees are based off case depletions. Incentive Programs are meant to incentive our sales representatives to make placements and push sales. Travel expenses are for market visits across the country.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,495
Production & Cost of Goods	$9,510	$80,505
Sales Team	$0	$50,000
Office & Business Expenses	$0	$10,000
Shipping & Warhousing	$0	$13,000
Marketing & Advertising	$0	$70,000
Distributor Fees	$0	$8,000
Incentive Programs	$0	$8,000
Travel/Market Visits	$0	$3,000
Total Use of Proceeds	**$10,000**	**$255,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and D. R. Cocktails LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.30 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	1,855,000	1,600,000	Yes	One vote per unit.
Preferred Units	8,400,000	8,400,000	Yes	Three votes per unit. Per Operating Agreement, "The Company intends to pay preferred dividends and redeem preferred units over time from cash flows, if any, from business operations." Please see Operating Agreement for any further details.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company currently has $465,000 in outstanding convertible notes. If any of the notes convert into equity, your shares will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Operating Agreement of D. R. Cocktails LLC for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Convertible Note 1
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	January 7, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3 million valuation cap
Creditor(s):	Convertible Note 2
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	June 29, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 3
Amount Outstanding:	$40,000

Interest Rate:	8.0%
Maturity Date:	August 13, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 4
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	August 12, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 5
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	September 9, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 6
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	October 22, 2026
Other Material Terms:	20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 7
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	June 27, 2027
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 8
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	February 17, 2028
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 9
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	July 15, 2026
Other Material Terms:	20% discount or 8% interest with a $3M valution cap

Creditor(s):	Convertible Note 10
Amount Outstanding:	$30,000
Interest Rate:	8.0%
Maturity Date:	October 15, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 11
Amount Outstanding:	$50,000
Interest Rate:	8.0%
Maturity Date:	November 16, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 12
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	November 9, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 13
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	March 4, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 14
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	April 5, 2026
Other Material Terms:	20% discount or 8% interest with a $3M valution cap
Creditor(s):	Convertible Note 15
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	April 5, 2026
Other Material Terms:	Convertible Note: 20% discount or 8% interest with a $3M valution cap
Creditor(s):	Mark Lewis
Amount Outstanding:	$16,061
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:	Shall be paid in full immediately upon the Company's completion of its next investment funding round.
Creditor(s):	Convertible Note 16
Amount Outstanding:	$5,000
Interest Rate:	8.0%
Maturity Date:	March 30, 2026
Other Material Terms:	
Creditor(s):	Gabrielle Fitzpatrick
Amount Outstanding:	$32,689
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has D. R. Cocktails LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Elizabeth Mozilo	Mother of Gabrielle Fitzpatrick (CEO)	Convertible Note	$50,000
Christy Larsen	Aunt of Gabrielle Fitzpatrick (CEO)	Convertible Note	$90,000
Angelo Mozilo	Grandfather of Gabrielle Fitzpatrick (CEO)	Convertible Note	$25,000
Gabrielle Fitzpatrick	CEO	Convertible Note	$25,000
Gabrielle Fitzpatrick	CEO	Debt	$32,689

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    D. R. Cocktails LLC was formed on October 9, 2020, in the state of Delaware. Damn Right Cocktails manufactures and supplies one of the world's first USDA certified organic, 100% de Agave Tequila Ready-to-Drink (RTD) Cocktails. Made in Mexico and imported to the U.S., these cocktails are authentically produced with real Tequila and all natural or organic ingredients. Results of Operations: Revenue for the year ended December 31, 2022 increased by $59,260 to $71,817, as compared to $12,557 reported for the year ended December 31, 2021. Cost of goods sold for the year ended December 31, 2022 increased by $45,935 to $140,272, as compared to $94,337 reported for the year ended December 31, 2021. Gross profit for the year ended December 31, 2022 increased by $13,325 to a gross loss of $68,455, as compared to a gross loss of $81,780 reported for the year ended December 31, 2021. Operating expenses for the year ended December 31, 2022 increased by $2,047 to $116,411, as compared to $114,364 reported for the year ended December 31, 2021. Interest expense for the year ended December 31, 2022 increased by $19,274 to $33,180, as compared to $13,906 reported for the year ended December 31, 2021. Liquidity & Capital Resources: In February of 2023, the Company raised $50,000 in convertible notes. The notes have a 20% discount, or an 8% interest rate with a $3 million valuation cap. On December 31, 2022, the Company had cash and cash equivalents of $4,738 and working capital of $73,198 as compared to cash and cash equivalents of $34,087 and working capital of $235,927 on December 31, 2021. Across 2021 and 2022, the Company raised $415,000 in convertible notes. The notes have a 20% discount, or an 8% interest rate with a $3 million valuation cap. During 2022, the Company reached a settlement with its old Co-Founder in the amount of $125,626. The amount shall be paid by the Company over a five-year period in monthly payments equal to at least 25% of the Company's gross monthly revenue actually received by the Company. Payment shall be due in the first calendar month after a calendar month in which the Company receives gross monthly revenue of at least $15,000 for or in the first calendar month after any quarter in which the Company has received gross revenue of at least $45,000. It is expressly required that in the case when the Company receives gross revenue of at least $45,000 in any quarter, the payment due will be 25% of the revenue of that quarter. This capital has been used to fund the Company thus far. The Company categorizes their expenses by the following groups: advertising & marketing, cost of goods, distributor fees, insurance, legal & professional fees, licenses, office expenses, other business expenses, salaries & wages, shipping, tastings, taxes, travel and warehousing. The Company's largest expenditure of cash is for inventory; other than that, the Company's overhead is fairly low compared to their competitors. At this point, the Company is bootstrapping its operations off the sales of goods. The Company plans for funds raised to be used for marketing programs and efforts in the current markets they are sold in. Additionally, funds raised are earmarked for the Company's next production run.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

D. R. Cocktails LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the video shown on the company's offering page: The modern woman is strong and bold and damn right she drinks cocktails – yet the multi-billion-dollar tequila market has ignored women. My name is Gabby Fitzpatrick and I'm the Founder & CEO of Damn Right Cocktails. I created this product for metropolitan women who want a premium, low calorie, organic tequila drink. These curated cocktails are sold in major retailers and bars and our customers love them. Unlike male inspired brands, Damn Right is a female-led progressive company which prefers open air to glass ceilings. We are as bold as our flavors and one of the world's first ready-to-drink USDA certified organic, 100% de Agave Tequila cocktails in a can. This is our Devil of a Lime. it's our twist on the classic skinny margarita. It is so good, when I drink it, I feel like i'm on a beach in Mexico and as if it was just made by a bartender moments ago. This is our Son of a Basil, it is a unique strawberry basil margarita and it is like nothing you've tired on the market before. And it is so good that it won 2022's best flavored spirit- based hard seltzer by Beverage testing institute. The name behind the company is meant to be provocative and not taken too seriously. Our consumer is socially conscious but not afraid to have a damn good time. I started this company because I genuinely loved making cocktails. During my time bartending, I noticed very few spirits products catered to the Millennial woman so i created a drink that she wanted. The mission behind this brand is to inspire and excite women and other underrepresented groups to live boldly and not give a damn!

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Formation: certificateofformation.pdf

    Operating Agreement: operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.damnrightcocktails.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.